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                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13G
                      Under the Securities Exchange Act of 1934


                                   U S LIQUIDS INC.
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                                   (Name of Issuer)

                                     Common Stock
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                            (Title of Class of Securities)

                                     902974 10 4
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                                   (CUSIP Number)

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    CUSIP No. 902974 10 4

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    1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
         (entities only)

                                   W. Gregory Orr
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    2)   Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)   [ ]

        (b)   [X]

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    3)   SEC Use Only

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    4)   Citizenship or Place of Organization
                                    United States
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Number of Shares       (5) Sole Voting Power               583,500
Beneficially           (6) Shared Voting Power              30,000*
Owned by Each          (7) Sole Dispositive Power          583,500
Reporting Person       (8) Shared Dispositive Power         30,000*
With

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    9)   Aggregate Amount Beneficially Owned by Each Reporting Person
                                      613,500
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    10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [X]

              Excludes 12,500 shares held by one of Mr. Orr's children
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    11)  Percent of Class Represented by Amount in Row 9
                                        8.4%
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* Includes 15,000 shares held by Mr. Orr's wife and 15,000 shares held by
  Mr. Orr's wife as custodian for two of Mr. Orr's children.
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                                                 ITEM 1(a)

Name of Issuer:  U S Liquids Inc.

                                                 ITEM 1(b)

Address of Issuer's Principal Executive Offices: 411 N. Sam Houston Parkway East
                                                 Suite 400
                                                 Houston, TX  77060

                                                 ITEM 2(a)

Name of Person Filing: W. Gregory Orr

                                                 ITEM 2(b)

Address of Principal Business Office or,         411 N. Sam Houston Parkway East
 if none, Residence:                             Suite 400
                                                 Houston, TX 77060

                                                 ITEM 2(c)

Citizenship:  United States

                                                 ITEM 2(d)

Title of Class of Securities: Common Stock

                                                 ITEM 2(e)

CUSIP Number: 902974 10 4

                                                 ITEM 3

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)  [ ] Broker or Dealer registered under Section 15 of the Act.
     (b)  [ ] Bank as defined in section 3(a)(6) of the Act.
     (c)  [ ] Insurance Company as defined in section 3(a)(19) of the Act.
     (d) [ ] Investment Company registered under section 8 of the Investment Company Act.
     (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.
     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
     (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7).
     (h)  [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H).

                                                 ITEM 4

Ownership.

     (a)  Amount Beneficially Owned: 613,500

     (b)  Percent of Class: 8.4%
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     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:  583,500
          (ii)  shared power to vote or to direct the vote: 30,000*
          (iii) sole power to dispose or to direct the disposition of:  583,500
          (iv)  shared power to dispose or to direct the disposition of: 30,000*

                                                 ITEM 5

Ownership of Five Percent or Less of a Class.
          Not applicable.

                                                 ITEM 6

Ownership of More than Five Percent on Behalf of Another Person.
          Not applicable.

                                                 ITEM 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
          Not applicable.

                                                 ITEM 8

Identification and Classification of Members of the Group.
          Not applicable.

                                                 ITEM 9

Notice of Dissolution of Group.
          Not applicable.

                                                 ITEM 10

Certification.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:        1/19/98
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Signature:   /s/ W. Gregory Orr
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Name/Title:  W. Gregory Orr


* Includes 15,000 shares held by Mr. Orr's wife and 15,000 shares held by Mr. Orr's wife as custodian for two of Mr. Orr's children.